

March 29, 2019

Terren S. Peizer
Chief Executive Officer
Catasys, Inc.
11601 Wilshire Boulevard, Suite 1100
Los Angeles, California 90025

> **Re: Catasys, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 22, 2019**
> **File No. 333-230475**

Dear Mr. Peizer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Lili Taheri